Exhibit 99.1
CHINA HYDROELECTRIC CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 28, 2010
     On September 28, 2010, China Hydroelectric Corporation, a Cayman Islands exempted company (the “Company”), will hold its annual general meeting of shareholders at 9:30 a.m., local time, at the offices of DLA Piper LLP (US), located at 1251 Avenue of the Americas, New York, New York 10020, United States of America for the following purposes:
1.	Amendment by special resolution of Article 89 of our articles of association to provide for the classification of our directors into three classes with staggered three-year terms, as more fullly described in the attached proxy statement;

2.	Re-election of John D. Kuhns, Richard H. Hochman and Shadron Lee Stastney to serve as Class I Directors for a three-year term in the event that Proposal 1 is approved; or, re-election of John D. Kuhns, Richard H. Hochman and Shadron Lee Stastney to serve as directors for a three-year term in the event that Proposal 1 is not approved;

3.	Ratification of the appointment of Ernst & Young Hua Ming as our independent auditors for the fiscal year ending December 31, 2010; and

4.	To transact any other business that may properly come before the meeting.
     You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on August 13, 2010 can vote at this meeting or at any adjournment that may take place.
     We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. The completed proxy card is to be delivered via facsimile to +1-917-7788567 to the attention of Yoona Hwang of DLA Piper LLP (US), our corporate counsel, or via email to yoona.hwang@dlapiper.com, or via mail to DLA Piper LLP (US), 1251 Avenue of the Americas, New York, NY 10020 to the attention of Yoona Hwang, and should arrive not later than 48 hours prior to the meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This Notice of Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2009 Annual Report on Form 20-F are also available through the Investor Relations section of our website at http://www.chinahydroelectric.com.

By Order of the Board of Directors, John D. Kuhns Chairman of the Board and Chief Executive Officer

Dated: August 27, 2010